

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

Via E-mail
Jonathan T. Awde
President and Chief Executive Officer
Gold Standard Ventures Corp.
815 West Hastings Street, Suite 610
Vancouver, British Columbia V6C 1B4
Canada

     Re: **Gold Standard Ventures Corp.**
              Registration Statement on Form 20-F
              Filed July 28, 2011
              File No. 0-51236

Dear Mr. Awde:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 20-F

General

1.   The Form 20-F registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Exchange Act. Upon effectiveness, you will become subject to the reporting requirements of the

Exchange Act. To the extent that this is a voluntary filing, you may withdraw the filing prior to the sixtieth day so that it does not become effective in a deficient form. We note the related disclosure regarding the number of beneficial holders in the United States at page 37. You may contact us if you need to discuss this alternative.

2.   Some of these comments will require changes to the Form 20-F, while other comments may require new and enhanced disclosure in your periodic Exchange Act reports once you become subject to the reporting requirements. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amended Form 20-F or new Exchange Act report we will find your responsive changes.

3.   Disclosure in the Form 20-F should be accurate and current as of the date that the registration statement becomes effective by operation of law. As appropriate, please provide updated disclosure with each amendment. For example, and without limitation, we note your disclosure at page 24 that you anticipate drilling at the Cam Douglas Project beginning in 2011. Please revise to state when in 2011 such drilling will begin or, if drilling has already begun, so state. Similarly, provide updated disclosure regarding capitalization and indebtedness, as Item 3.B of Form 20-F requires.

4.   Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Where a numbered comment includes more than one point, ensure that you fully respond to each point. Compliance with this comment will minimize the need for us to repeat similar comments.

Cautionary Statement Regarding Forward Looking Statements, page iii

5.   Note that until you become subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d), the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. Also, if you retain the references to forward looking statements, the word "will" does not belong in the list of words identifying such statements. Please revise accordingly.

Key Information, page 2

Selected Financial Data, page 2

Adjustment to United States Generally Accepted Accounting Principles, page 3

6.   Revise your presentation under this section to clearly indicate whether the amounts shown represent amounts determined under US GAAP or the differences between amounts determined under Canadian GAAP and US GAAP.

Risk Factors, page 6

General

7.   Revise the introductory paragraph to clarify that you disclose the known, material risks in this section, rather than only "the most significant" risks.

8.   Please revise generally to state the risks plainly and directly, without the use of mitigating text and "no assurance" language. In particular, clauses which begin "although" or "while" often include disclosure which mitigates the identified risk. For example, and without limitation, we note the sentences beginning "While we have investigated" and "While we maintain insurance.…"

9.   The Instruction to Item 3.D of Form 20-F requires the risk factors to be concise. In that regard, it appears that you discuss the same risks under "We are subject to local laws and agreements" and "We are subject to substantial government regulatory requirements." Please revise accordingly.

This registration statement contains statements about future events, page 9

10.   Many of the statements in your filing relate to present facts or conditions, rather than to historical facts or future events. In light of this, the first sentence of this risk factor beginning, "Statements contained in this registration statement that are not historical facts…" appears to be overly broad. Please narrow your statement accordingly or remove it.

We may be deemed to be a "Passive Foreign Investment Company," page 15

11.   Indicate here as you have on page 47 that "[t]here is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes" and that "[w]e believe that we will qualify as a PFIC for the current taxable year."

Property, Plants and Equipment, page 19

12.   You suggest that the "companies and authors referenced in the calculations are known to be competent and professional in their work." Explain your basis for this statement or remove it.

13.   In the fourth paragraph on page 19, you state that the Historical Estimates "should not be relied upon" and refer to the underlying data as "limited in [its] reliability." In the next paragraph, you appear to offer contrary disclosure, stating that "the Historical Estimates are relevant … as partial summaries of [data which] is believed to be reliable…." If you have concluded that the estimates cannot be relied upon, revise your filing to remove

them. Alternatively, if you have concluded that the estimates can be relied upon, remove language indicating otherwise.

14.   Eliminate subjective disclosure, such as your suggestion that the "possibilities for positive future developments and expansion of this mineralization are exciting."

15.   We note your disclosure at page 19 that the Railroad Report is incorporated by reference into the Form 20-F. Please note that Industry Guide 7 specifically prohibits technical studies being attached to or included in SEC filings. In this regard, please remove the statement of incorporation. However, you may state, if true, that the report is available on SEDAR.

Operating and Financial Review and Prospects, page 25

Operating Results, page 26

16.   We note that your period-over-period comparisons include detailed descriptions with respect to your expenses. Please revise your disclosure to include similar descriptions relating to changes in assets and loss, quantifying the amount of change contributed by each factor that caused a material change over the reported periods.

17.   To avoid investor confusion and to be consistent with your Consolidated Statements of Loss and Comprehensive Loss, please re-label the row titled 'Revenues' to 'Interest Income.'

Tabular Disclosure of Contractual Obligations, page 29

18.   We note your disclosure that you do not have any contractual obligations. Without limitation, we note disclosure on page F-25 that you entered into a sublease agreement for office space in Vancouver, B.C. and a commercial lease agreement for office space in Elko, Nevada. Please note that these types of obligations are contemplated by Item 5.F of Form 20-F. Please re-assess your known contractual obligations and revise your disclosure accordingly.

Directors, Senior Management and Employees, page 30

Directors and Senior Management, page 30

19.   Please revise the table at page 30 to indicate all positions each person holds with the company. In this regard, we note that Ewan S. Downie is your Vice President-Exploration as well your director.

20.   We note that certain of your officers also maintain employment with other companies.

For each such officer, please quantify how much he devotes to your business in terms of actual time or percentage of professional time.

21.   We also note your risk factor at page 13 states that any conflicts will "be dealt with in accordance with … the Business Corporations Act (British Columbia)." Revise this section to disclose whether you have a written policy that contemplates potential conflicts, identify the relevant sections of the Business Corporations Act, and name any directors responsible for acting on any such policy or the Business Corporations Act.

Compensation, page 32

Summary Compensation Table, page 32

22.   We note the sum of the salaries paid to the named individuals was $351,950 for 2010 and $169,707 for 2009. Please reconcile for us the total salaries presented with your Consolidated Statements of Loss and Comprehensive Loss, which reflects 'Wages and salaries' of $23,952 for 2010 and $0 for 2009.

23.   Please identify the private companies referenced in the notes to the summary compensation table.

Major Shareholders and Related Party Transactions, page 36

Major Shareholders, page 36

24.   If he is affiliated with it other than being its appointee to the board, please revise footnote 1 to indicate William E. Threlkeld's relationship with FCMI Parent Co.

Differences from Requirements in the United States, page 43

25.   Please revise the second paragraph to clarify that you are referring to requirements for the audit committee of a public company "listed" in the United States.

Exhibits, page 51

26.   Please provide us with your basis for not filing as exhibits the following documents pursuant to Item 601(b)(10) of Regulation S-K:

- the Additional Railroad Leases (at page 21),

- the Newmont Lease (at page 21),

- the Aurelio Agreement (at page 22), and

- the Diversified Lease (at page 24).

Financial Statements, page F-1

Note 8 – Capital Stock, page F-18

27. We note your statement on page 41 that "All of our outstanding shares, options and warrants have been issued in accordance with the pricing policies of the TSX Venture Exchange. The TSX Venture Exchange's policies allow for the issuance of securities at a discount from the market price." With a view towards enhanced disclosure under this heading for each referenced issuance, please clarify whether the valuations reported were determined in accordance with their fair market value or at a discount from market price.

28. We note your disclosure on page F-19 that you cancelled 31, 250 stock options and granted 2,050,000 new stock options. Please tell us whether you accounted for this cancellation and replacement as a modification of the terms of the cancelled award under the guidance of paragraph .54 of CICA Handbook Section 3870.

29. We note the disclosure on page F-20 that "the exercise price of these warrants increased to $0.40 on August 20, 2010. Please tell us whether this modification resulted in incremental value being awarded to the warrant holders.

Note 9 – Income Taxes, page F-22

30. Please clarify why the change in valuation allowance from $(152,000) to $(2,482,000) for the periods presented had no impact on the tax rate reconciliation.

Note 18 – First Time Adoption of IFRS, page F-57

31. We note the explanation you provide for adjustment (a) associated with the reconciliation between Canadian GAAP and IFRS is that it is an adjustment "to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date." Please expand this disclosure to explain the specific reason that application of IFRS 3 led to this adjustment.

Engineering Comments

Property, Plants and Equipment, page 19

32. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these

maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

33.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

34.   On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

35.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In

addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

36.   We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters or George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director